SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 001-32748
CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	News release, dated June 8, 2007 - "Gold asset spin-off to be effective June 18, 2007"

Disclosure statements as required by National Instrument 43-101 are available at our website www.corriente.com

"NEWS RELEASE"
For Immediate Release TSX: CTQ, AMEX: ETQ	June 8, 2007

GOLD ASSET SPIN-OFF TO BE EFFECTIVE JUNE 18, 2007

VANCOUVER, BRITISH COLUMBIA, June 8, 2007 - Corriente announces that the spin-off of Q2 Gold Resources Inc. ("Q2 Gold") approved by shareholders at the company's May 24, 2007 Annual and Special General Meeting is expected to close on June 18, 2007.

In the arrangement transaction (the "Arrangement"), Corriente will transfer its Caya 36 and Piedra Liza gold concessions to Q2 Gold in exchange for shares of that company, and then distribute those shares to Corriente's shareholders. The Arrangement has now been approved by the British Columbia Supreme Court. Under the Arrangement, Corriente shareholders will receive one (1) new Corriente common share and one-third of one (1/3) Q2 Gold share for every Corriente share held at the close of business on June 15, 2007.

Registered shareholders (i.e., those who personally hold a Corriente share certificate in their name) are reminded to send their Corriente share certificates and completed Letter of Transmittal to the depositary, Computershare Investor Services Inc., in order to receive their new Corriente shares and Q2 Gold shares. Shareholders who have their Corriente shares held with a financial services or brokerage firm will find that their account representative's back office will automatically look after this exchange procedure.

ABOUT CORRIENTE

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Mirador is one of the few new, sizeable copper projects available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits: Mirador, Panantza and San Carlos, as well as the Mirador Norte prospect currently under development. Additional exploration activities are ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

"Dan Carriere"

Daniel A. Carriere
Senior Vice-President

For further information, please contact Mr. Dan Carriere, Senior Vice-President, at (604) 687-0449 or see our web site at www.corriente.com.

Certain statements contained in this News Release constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company's plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company's continuous disclosure filings as found at www.sedar.com .

520 - 800 West Pender Street, Vancouver, B.C. V6C 2V6
T (604) 687-0449     F (604) 687-0827     Email copper@corriente.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: June 8, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer